AIRSELFIE, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To the Board of Directors
AirSelfie, Inc.
Minneapolis, Minnesota

We have reviewed the accompanying consolidated financial statements of AirSelfie, Inc., which comprise the consolidated balance sheet as of April 30, 2020, and the related consolidated statement of income, consolidated statement of retained earnings and consolidated statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 6, 2020

AIRSELFIE, INC.
CONSOLIDATED BALANCE SHEET
APRIL 30, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	68,834
Accounts receivable, net		36,262
Deferred expenses		468,735
Due from related parties		36,588
TOTAL CURRENT ASSETS		610,419

PROPERTY AND EQUIPMENT

Property and equipment, net	57,083
Intangible assets, net	23,851
	80,934

OTHER ASSETS

Deposits	990
	990

TOTAL ASSETS	$	692,343

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	420,230
Deferred revenue		2,128,956
Line of credit		22,614
Loan payable - related party		116,000
Due to related party		16,243
TOTAL CURRENT LIABILITIES		2,704,043
TOTAL LIABILITIES		2,704,043

SHAREHOLDERS' EQUITY

Preferred stock, authorized 1,500,000 shares, issued and outstanding nil, $0.0001 par value	-
Common stock, authorized 3,500,000 shares, issued and outstanding 1,000,000, $0.0001 par value	100
Retained earnings	(2,011,800)
TOTAL SHAREHOLDERS' EQUITY	(2,011,700)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	692,343

See independent accountant's review report and accompanying notes to financial statements.

AIRSELFIE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
APRIL 30, 2020

REVENUES	$	611,851
COST OF GOODS SOLD		447,911
GROSS PROFIT		163,940
OPERATING EXPENSES		
Advertising and marketing		845,837
Operating and managerial		715,792
Selling expenses		210,680
General and administrative		317,088
Bank and financing fees		81,630
Depreciation and amortization expense		9,264
TOTAL OPERATING EXPENSES		2,180,291
NET OPERATING LOSS		(2,016,351)
OTHER INCOME		
EIDL grant		10000
VIP membership		2299
Foreign translations		(903)
TOTAL OTHER INCOME/(EXPENSES)		11,396
NET LOSS BEFORE INCOME TAXES		(2,004,955)
INCOME TAX EXPENSE		(659)
NET LOSS	$	(2,005,614)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation loss		(6,186)
TOTAL COMPREHENSIVE LOSS	$	(2,011,800)

See independent accountant's review report and accompanying notes to financial statements.

AIRSELFIE, INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
APRIL 30, 2020

	Common Stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount		
BEGINNING BALANCE, MAY 2, 2019 (INCEPTION)	-	$ -	$ -	$ -
Issuance of common stock	1,000,000	100	-	$ 100
Other comprehensive loss	-	-	(6,186)	$ (6,186)
Net income	-	-	(2,005,614)	$ (2,005,614)
ENDING BALANCE, MARCH 31, 2020	1,000,000	$ 100	$ (2,011,800)	$ (2,011,700)

See auditor's report and accompanying notes to financial statements.

AIRSELFIE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
APRIL 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (2,011,800)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	9,264
(Increase) decrease in assets:	
Accounts receivable, net	(36,262)
Deferred expenses	(468,735)
Due from related parties	(36,588)
Deposits	(990)
Increase (decrease) in liabilities:	
Accounts payable	420,230
Deferred revenue	2,128,956
Line of credit	22,614
Due to related party	16,243
CASH PROVIDED BY OPERATING ACTIVITIES	**42,932**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(27,698)
Cash used to purchase fixed assets	(62,500)
CASH USED FOR INVESTING ACTIVITIES	**(90,198)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of notes payable - related party	116,000
Issuance of common stock	100
CASH PROVIDED BY FINANCING ACTIVITIES	**116,100**
NET INCREASE IN CASH	**68,834**
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 68,834

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

    The Company
    The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

    AireSelfie, Inc. was incorporated in the State of Delaware on May 2, 2019.

    AirSelfie Operations LLC was incorporated in the State of Delaware on May 7, 2019. AirSelfie Operations LLC is wholly owned and operated by AirSelfie, Inc.

    The Company is the creator of AIR PIX, allowing anyone to take stunning aerial HD Selfie photos and videos at an affordable cost. Air Pix is the easiest and most affordable way for anyone to capture every day and special moments while staying completely immersed in their life. With AIR PIX, users will get feature and performance found in other devises that are more than twice the price.

    Fiscal Year
    The Company operates on a April 30th year-end.

    Principles of Consolidation and Basis of Accounting
    The consolidated financial statements include the accounts of AirSelfie, Inc. and AireSelfie Operations, LLC. (collectively, the "Company). AirSelfie Operations, LLC is fully owned by AirSelfie, Inc.. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30, 2020, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of April 30, 2020, the Company believed all amounts in accounts receivable are collectable.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Production equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software development costs, which are amortized over five years. Amortization expense for the period ending April 30, 2020 was $3,847.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $611,851 in revenue from inception of May 2, 2019 through April 30, 2020.

Advertising Expenses
The Company expenses advertising costs as they are incurred. Included in advertising expenses are costs associated with a marketing/sales campaign with Indiegogo amounting to $413,618. The Company does not expect to incur these additional marketing fees again in future years.

1. **Summary of Significant Accounting Policies (continued)**

   Foreign Currency
   The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

   New Accounting Pronouncements
   In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

   Property and equipment consisted of the following at April 30, 2020:

   Property and equipment at cost:

Production Equipment	$ 62,500
	62,500
Less: Accumulated depreciation	5,417
Total	$ 57,083

   Depreciation expense recorded for the period ending April 30, 2020 was $5,417.

4. **Due from Related Parties**

   During 2019, the Company has loaned $36,588 to AirSelfie Limited, a sister company of AirSelfie, Inc. Both companies are controlled by AirSelfie Holdings Limited, a UK based company. There are no interest, minimum monthly payments or maturity dates on the amounts due from AirSelfie Limited.

See independent accountant's review report.

4. <u>**Due to Related Parties**</u>

During 2019, the Company has borrowed $16,243 from AirSelfie NA LLC, a sister company of AirSelfie, Inc. Both companies are controlled by AirSelfie Holdings Limited, a UK based company. There are no interest, minimum monthly payments or maturity dates on the amounts due to AirSelfie NA LLC.

5. <u>**Note Payable - Related Party**</u>

Since inception, the majority shareholder of the Company has provided loans to the Company valued at $116,000 as of April, 2020. There is no interest, no minimum monthly payments and no maturity dates. Management intends to pay back the loan within the next year.

6. <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,500,000 shares, consisting of 3,500,000 shares of Common Stock, $0.0001 par value per share. As of April 30, 2020, 1,000,000 shares have been authorized, issued and are outstanding.

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 1,500,000 shares, consisting of 1,500,000 shares of Preferred Stock, $0.0001 par value per share. As of April 30, 2020, no shares have been authorized, issued or are outstanding.

7. <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through July 6, 2020 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.